May 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation II

File No. 814-01219

Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Owl Rock Capital Corporation II (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1. A copy of the Company’s fidelity bond (the “Bond”); and

2. A Certificate of the Secretary of the Company containing the resolutions of the board of directors, including a majority of the directors who are not “interested persons” of the Company as defined under Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond.

3. A copy of the Joint Insured Bond Allocation Agreement, dated May 9, 2017, pursuant to Rule 17g-1(f) under the 1940 Act.

The Company has paid a premium for a $5,000,000 bond for the policy period beginning February 3, 2017 and ending February 3, 2018.

If you have any questions, please do not hesitate to call me at (212) 419-3000.

Sincerely,

/s/ Rebecca Tabb
Rebecca Tabb Chief Compliance Officer and Secretary

OWL ROCK CAPITAL CORPORATION II

CERTIFICATE OF SECRETARY

The undersigned, Rebecca Tabb, Secretary of Owl Rock Capital Corporation II, a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the U.S. Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the board of directors of the Company, including a majority of the directors who are not “interested persons” of the Company (as defined under Section 2(a)(19) of the 1940 Act), approving the amount, type, form and coverage of the Bond.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 15th day of May, 2017.

/s/ Rebecca Tabb
Rebecca Tabb Chief Compliance Officer and Secretary

Exhibit A

Excerpt from the Resolutions of the Board of Directors of Owl Rock Capital Corporation II, dated May 9, 2017

Approval of Amended Fidelity Bond Allocation Agreement

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a BDC, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1 under the 1940 Act;

WHEREAS, Rule 17g-1 requires that a majority of the Independent Directors approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1;

WHEREAS, the Board, previously approved the fidelity bond (the “Fidelity Bond”), covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Continental Insurance Company, having an aggregate coverage of $5,000,000;

WHEREAS, Rule 17g-1(f) requires that a company entering into a joint insured bond enter into an agreement with all the other named insureds providing that in the event recovery is received under the fidelity bond as a result of a loss sustained by the company or one or more other named insureds, the company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required pursuant to Rule 17g-1;

WHEREAS, the Board previously approved a Joint Insured Bond Allocation Agreement by and among the Company and Owl Rock Capital Corporation;

WHEREAS, management has recommended the Board approve a proposed Joint Insured Bond Allocation Agreement by and among the Company, Owl Rock Capital Corporation and the Adviser; and

WHEREAS, the proposed Joint Insured Bond Allocation Agreement by and among the Company, Owl Rock Capital Corporation and the Adviser has been provided to the Board and the Board has reviewed such Joint Insured Bond Allocation Agreement.

NOW, THEREFORE, BE IT RESOLVED, that the Joint Insured Bond Allocation Agreement by and among the Company, Owl Rock Capital Corporation and the Adviser be, and it hereby is, in substantially the form attached hereto, approved and adopted by the Board, with such additions and revisions as any Authorized Officer may approve, such approval to be conclusively evidenced by the inclusion of such additions or revisions therein, or as may be required to conform with the requirements of applicable law;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, and adopted in all respects as and for the acts and deeds of the Company